EXHIBIT 21.  SUBSIDIARIES OF THE REGISTRANT


Nathaniel Energy owns the following subsidiary corporations:

1. MCNIC Rodeo Gathering, Inc., a Michigan corporation, (to be renamed "Nathaniel Energy Helium at Keyes, Inc." and to change its state of incorporation to Nevada) is owned fifty-one percent by the Registrant.

2. MNS Eagle Equity Group IV, Inc., a Delaware corporation, is owned entirely by the Registrant.